DSW Inc.

4150 East 5th Avenue
Columbus, OH 43219
(614) 237-7100

June 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:	DSW Inc.
Registration Statement on Form S-1
File No. 333-123289

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, DSW Inc., an Ohio corporation (the “Company”) respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-123289) be accelerated by the Securities and Exchange Commission (the “Commission”) to 9:30 a.m. New York City time on June 28, 2005 or as soon as practicable thereafter. This request will also be made of the Commission by Lehman Brothers Inc., managing underwriter of the proposed issue.

     As requested in the comment letter of the Commission, dated April 11, 2005, the Company hereby acknowledges that (i) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Robert M. Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2588 and that such effectiveness be confirmed in writing and delivered to the same by fax at (917) 777-2588.

Very truly yours,

DSW INC.

By:	/s/ Douglas J. Probst

Name: Douglas J. Probst
Title: Senior Vice President, Chief Financial
Officer and Treasurer